Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 9 DATED FEBRUARY 7, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 21, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update disclosure regarding our plan of operation as it relates to a particular property.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Sherwood Oaks Apartments – Riverview, Florida

As previously disclosed, on November 30, 2021, we acquired a $4,200,000 joint-venture limited partnership equity investment (the “Equity Investment”) in RM Sherwood Oaks, LLC (“Sherwood Oaks”). Sherwood Oaks owns a 199-unit, Class B apartment community in Riverview, Florida (the “Property”). In connection with the Equity Investment, Sherwood Oaks entered into a loan from an unaffiliated lender (the “Lender”) in the principal amount of $27,750,000 (the “Loan”).

Also as previously disclosed, on December 1, 2024, Sherwood Oaks entered into maturity default under the terms of the Loan, and the manager of Sherwood Oaks was then working on a loan modification and extension with the Lender.

On January 31, 2025, Sherwood Oaks entered into a loan modification and extension to the Loan (collectively, the “Loan Modification”) to, among other things, extend the maturity date to September 1, 2025, purchase a renewal interest rate cap to be coterminous with the extended maturity date, and pay for the Restoration Work (as defined below). As part of the Loan Modification, we agreed to complete certain hurricane restoration work (the “Restoration Work”) capped at a budgeted amount of approximately $1,400,000, of which approximately $750,000 will be held in a casualty reserve by the Lender and approximately $450,000 will be held in a capital improvements reserve account.

Concurrent with the Loan Modification, Sherwood Oaks issued a promissory note in the aggregate principal amount of up to $2,400,000 (the “Member Loan”), of which $2,120,000 was funded by us at closing and the remaining $280,000 is expected to be funded by us pursuant to the terms of the Member Loan, provided that our maximum exposure under the Member Loan could be reduced in certain circumstances depending on the level of participation in the funding by certain other investors. To the extent any such investors elect to participate, it would reduce our portion of the outstanding principal amount of the Member Loan. We expect the Member Loan proceeds will be used by Sherwood Oaks to pay for, among other things, the renewal interest rate cap and the Restoration Work.

Sherwood Oaks is managed by Sherwood Investors GP, LLC, which is a limited liability company that represents a partnership in which RM Communities Sherwood Oaks GP, LLC (“RM Communities Sherwood Oaks”) is the majority partner. RM Communities Sherwood Oaks is an affiliate of our Manager, and a wholly-owned subsidiary of RM Communities, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co.